UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of Directors' Interests

2023 Long-Term Incentive Plan (LTIP) Awards

On 2 May 2023, the Company made a grant of performance-related restricted shares under the 2023 LTIP, including to the Chief Executive and Chief Financial Officer, under the 2020 LTIP rules. This represents the company's annual grant of long-term incentives for 2023. The award will vest on 1 May 2026 subject to the performance conditions and targets as set out in the 2022 annual report. Any shares which vest on 1 May 2026 will be subject to an additional two-year holding period to 1 May 2028.

The award is consistent with the remuneration policy recently approved by shareholders at the 2023 Annual General Meeting and was made on the following basis:

Name	Title	Restricted shares awarded	% of Salary	Share price used to calculate award
Andy Bird	Chief Executive	545,529	450%	USD $10.672
Sally Johnson	Chief Financial Officer	194,345	300%	GBP 860.16p

The number of shares awarded to Andy Bird was determined using the average mid-market closing share price of the Company's American Depository Receipts (ADRs) as traded on the New York Stock Exchange for the five trading days up to and including 28 April 2023, which is the share price used to determine award values for LTIP awards to the wider US-based employee population.

The number of shares awarded to Sally Johnson was determined using the average mid-market closing share price of the Company's ordinary shares as traded on the London Stock Exchange for the five trading days up to and including 28 April 2023, which is the share price used to determine award values for LTIP awards to the wider employee population excluding those based in the US.

The Committee reserves the right to adjust payouts up or down before they are released if it believes that the vesting outcome does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. In making such adjustments, the Committee is guided by the principle of aligning shareholder and management interests.

The notification below is made in accordance with the requirements of the UK Market Abuse Regulation.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Andy Bird
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Award of performance-related restricted shares under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	545,529
d)	Aggregated information - Aggregated volume - Price	Aggregated price: N/A Aggregated volume: see 4 (c) above
e)	Date of the transaction	2 May 2023
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sally Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Award of performance-related restricted shares under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	194,345
d)	Aggregated information - Aggregated volume - Price	Aggregated price: N/A Aggregated volume: see 4 (c) above
e)	Date of the transaction	2 May 2023
f)	Place of the transaction	n/a

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 04 May 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary